UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street Rehovot, Israel +972-8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Appointment of Chief Financial Officer

On January 30, 2018 Mr. David Ben Naim, CPA, MBA was appointed as the Chief Financial Officer of Todos Medical Ltd. (the “Company”), effective immediately.

Mr. Ben Naim, 49, has, since 2014, owned and managed DBN Finance which provides full outsourcing financial services to companies located in Israel. Prior to that, Mr. Ben Naim was the CFO from 2012 to 2014 at Insuline Medical Inc (TASE - INSL) where he reported directly to the CEO and worked closely with the board of directors and its various committees. Mr. Ben Naim served in the role of CFO for Crow Technologies (OTCQB - CRWTF) from 2008 to 2011 and for Ilex Medical Limited (TASE) in 2007 and 2008. Other positions held by Mr. Ben Naim include, in connection with his ownership of DBN Finance, CFO since 2016 of Microbot Medical (NASDAQ - MBOT) and Vonetize PLC (TASE - VNTZ). Additionally, Mr. Ben Naim held the title of Corporate Controller at Tadiran Telecom Limited. Mr. Ben Naim earned an MBA from Ono Academic College as well as a C.P.A. license from Ramat Gan College.

Mr. Ben Naim will be paid NIS 15,000 per month, plus applicable VAT.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

	By:	/s/ Rami Zigdon
Name: Rami Zigdon
Title: Chief Executive Officer

Date: February 9, 2018